82-35029

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Westfield Group**
ABN	**Westfield Holdings Limited ABN 66 001 671 496** **Westfield Trust ARSN 090 849 746** **Westfield America Trust ARSN 092 058 449**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stephen Paul Johns
Date of last notice	16 November 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	20 April 2007
No. of securities held prior to change	1,563,559
Class	WDC ordinary stapled securities

dlw 6/20

+ See chapter 19 for defined terms.

82-35029

Westfield

7 June 2007

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Securities Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

WESTFIELD GROUP (ASX:WDC)
NOTICE UNDER ASX LISTING RULE 3.19A

Attached is an Appendix 3Y Change of Director's Interest Notice in relation to Stephen Johns. The late lodgement of this notice is as a result of an error within the Westfield Group's secretariat. Stephen Johns had provided notification to the Group within the required time under the Listing Rules.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Number acquired	-
Number disposed	60,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$21.45 per WDC stapled security
No. of securities held after change	1,503,559
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

END

+ See chapter 19 for defined terms.